SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release  ANGLOGOLD ASHANTI ISSUES A NO CHANGE STATEMENT AND
ANNOUNCES RELEASE OF ITS 2008 ANNUAL FINANCIAL
STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

27 March 2009

NO CHANGE STATEMENT

AngloGold Ashanti is pleased to announce that it has today posted to its shareholders, its
Annual Financial Statements for the year ended 31 December 2008.

The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2008 which were published on 6 February
2009. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual Report for 2008 comprising the Annual Financial Statements, the Report to
Society 2008 and the Mineral Resources and Ore Reserves 2008 is available at: www.aga-
reports.com

The Notice of Meeting for the Annual General Meeting of the company that will be held at The
Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Friday, 15 May 2009,
at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting will be posted to shareholders on or about 14 April 2009.

ends

27 March 2009

Sponsor : UBS
Queries

South Africa
Tel:
Mobile:
E-mail:
Sicelo Ntuli +27 (0) 11 637 6339 +27 (0) 82 853 6884
sntuli@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning the proposed sale of
AngloGold Ashanti’s interests in the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas, the benefits anticipated from the proposed sale and the timing of the satisfaction of the conditions precedent to the transaction, the timing of the repayment of AngloGold Ashanti’s bridge financing and AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of unanticipated delays or difficulties in obtaining regulatory or third party approvals and other factors. For a discussion of such factors, that may affect AngloGold Ashanti, including changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March
2008, and report to shareholders for the quarter and nine months ended 30 September 2008, which was distributed to shareholders on 30 October 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 27, 2009
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary